SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

                              AMENDMENT NO. 5

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                            GLEASON CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)


                       COMMON STOCK, PAR VALUE $1.00
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 377339106
---------------------------------------------------------------------------
                               (CUSIP Number)


     JAMES S. GLEASON                    TORQUE ACQUISITION CO., L.L.C.
     GLEASON CORPORATION                 C/O VESTAR CAPITAL PARTNERS IV, L.P.
     1000 UNIVERSITY AVENUE              245 PARK AVENUE, 41ST FLOOR
     ROCHESTER, NEW YORK 14692           NEW YORK, NEW YORK 10167
     (716) 473-1000                      (212) 351-1600
----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  COPY TO:
                            BLAINE V. FOGG, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000


                             FEBRUARY 18, 2000
----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box ( ).

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



CUSIP No. 377339106                   13D               Page 2 of 15 Pages


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James S. Gleason

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [x]
                                                                 (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [   ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF               7      SOLE VOTING POWER
          SHARES                        416,600  (1)
       BENEFICIALLY
         OWNED BY                8      SHARED VOTING POWER
           EACH                         0
         REPORTING
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH                         416,600 (1)

                                 10     SHARED DISPOSITIVE POWER
                                        0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           416,600  (1)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                     [  ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.8%

   14      TYPE OF REPORTING PERSON
           IN


------------
(1) Includes 258,200 shares issuable upon the exercise of presently exercisable options.


CUSIP No. 377339106                 13D               Page 3 of 15 Pages


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Pysnack

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [x]
                                                                (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                      [  ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF               7     SOLE VOTING POWER
          SHARES                       22,637 (1)
       BENEFICIALLY
         OWNED BY                8     SHARED VOTING POWER
           EACH                        0
         REPORTING
          PERSON                 9     SOLE DISPOSITIVE POWER
           WITH                        22,637 (1)

                                 10    SHARED DISPOSITIVE POWER
                                       0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,637 (1)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                   [   ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.3%

   14      TYPE OF REPORTING PERSON
           IN

-----------
(1) Includes 18,000 shares issuable upon the exercise of presently exercisable options.


CUSIP No. 377339106                  13D               Page 4 of 15 Pages


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary J. Kimmet

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [x]
                                                                   (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                      [  ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF               7     SOLE VOTING POWER
          SHARES                       31,696 (1)
       BENEFICIALLY
         OWNED BY                8     SHARED VOTING POWER
           EACH                        0
         REPORTING
          PERSON                 9     SOLE DISPOSITIVE POWER
           WITH                        31,696 (1)

                                 10    SHARED DISPOSITIVE POWER
                                       0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           31,696 (1)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                       [   ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.4%

   14      TYPE OF REPORTING PERSON
           IN

------------
(1) Includes 16,250 shares issuable upon the exercise of presently exercisable options.



CUSIP No. 377339106                  13D               Page 5 of 15 Pages


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Burns

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                    [   ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF             7     SOLE VOTING POWER
          SHARES                     99,038  (1)
       BENEFICIALLY
         OWNED BY              8     SHARED VOTING POWER
           EACH                      0
         REPORTING
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH                      99,038  (1)

                               10    SHARED DISPOSITIVE POWER
                                     0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           99,038  (1)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                       |-|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.1%

   14      TYPE OF REPORTING PERSON
           IN

-----------
(1) Includes 78,772 shares issuable upon the exercise of presently exercisable options.



CUSIP No. 377339106                      13D            Page 6 of 15 Pages

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason
           No.  16-6366430

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            [   ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      22,756
       BENEFICIALLY
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       22,756

                                10    SHARED DISPOSITIVE POWER
                                      0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           22,756

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                     [   ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.3%

   14      TYPE OF REPORTING PERSON
           OO



CUSIP No. 377339106                   13D               Page 7 of 15 Pages


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Non Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason
           No. 16-6361362

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [x]
                                                                   (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         [   ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      42,300
       BENEFICIALLY
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       42,300

                                10    SHARED DISPOSITIVE POWER
                                      0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           42,300

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          [   ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.5%

   14      TYPE OF REPORTING PERSON
           OO



CUSIP No. 377339106                 13D               Page 8 of 15 Pages


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Torque Merger Sub, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [x]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                    [   ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      4,862,749
       BENEFICIALLY
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       4,862,749

                                10    SHARED DISPOSITIVE POWER
                                      0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,862,749

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                [   ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           55.9%

   14      TYPE OF REPORTING PERSON
           OO



                  This Amendment No. 5 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on December 9, 1999 by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P., James S. Gleason, Janis F. Gleason, David J. Burns, John
J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, relating to the joint third-party tender offer by Acquisition Company and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D. This Amendment No. 5 amends and supplements the Schedule 13D to, among other things, reflect the increased ownership percentages of certain of the Management Reporting Persons as a result of the purchase by the Company of 900,948 Shares in the Offer. Such revised percentages were calculated based on a total of 8,705,305 issued and outstanding Shares. In addition, by this Amendment No. 5, Torque Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquisition Company, hereby becomes a party to the Schedule 13D and joins in the amendment and supplement of the Schedule 13D as follows:

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented as follows:

                  Torque Merger Sub, Inc. ("Merger Subsidiary"), a Delaware corporation and a wholly owned subsidiary of Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), was organized for the sole purpose of entering into the Agreement and Plan of Merger, dated as of December 8, 1999, as amended by Amendment No. 1 thereto, dated as of February 3, 2000 (the "Merger Agreement"), by and among Gleason Corporation, a Delaware corporation (the "Company"), Acquisition Company and Merger Subsidiary, and consummating the Transactions, and has conducted no activities to date other than those incident to its formation and entering into the Merger Agreement. The business address of Merger Subsidiary is c/o Vestar Capital Partners IV, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167. Merger Subsidiary is a wholly-owned subsidiary of Acquisition Company. Vestar is the sole managing member of Acquisition Company. Vestar Associates IV, L.P. is the general partner of Vestar, and Vestar Associates Corporation IV is the general partner of Vestar Associates IV, L.P. The Board of Directors of Vestar Associates Corporation IV consists solely of Daniel S. O'Connell, and its officers consist of the following: Daniel S. O'Connell, President and Chief Executive Officer, Prakash A. Melwani, Managing Director and Secretary, Arthur J. Nagle, Managing Director, James P. Kelley, Managing Director, Robert L. Rosner, Managing Director, Norman W. Alpert, Managing Director, Sander M. Levy, Managing Director, Nicholas A. Dovidio, Managing Director, John R. Woodard, Managing Director, James L. Elrod, Jr., Managing Director, David M. Hooper, Vice President, Todd N. Khoury, Vice President,
J. Christopher Henderson, Vice President, Steven M. Silver, Vice President, and Brian Schwartz, Vice President and Chief Financial Officer. The business address of all such individuals is Vestar Associates Corporation IV, 245 Park Avenue, 41st Floor, New York, New York 10167.

                  During the last five years, Merger Subsidiary has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented as follows:

                  On February 18, 2000, Merger Subsidiary and the Company accepted for purchase and payment pursuant to the Purchasers' Offer to Purchase, dated as of December 15, 1999, and the supplement thereto, dated as of February 4, 2000 (together, the "Offer"), and an Assignment and Assumption Agreement, dated as of February 17, 2000 (the "Assignment and Assumption Agreement"), all shares of common stock, par value $1.00 per share, together with the associated preferred share purchase rights (the "Shares"), of the Company which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City Time, on February 17, 2000, at a purchase price of $23.00 per Share. Pursuant to the terms of the Offer and the Assignment, Merger Subsidiary has accepted for payment 4,862,749 Shares, and the Company has accepted for payment all Shares validly tendered in excess of such 4,862,749 Shares.

                  Pursuant to the terms of the Merger Agreement, the Offer will be followed by a merger between the Company and Merger Subsidiary (the "Merger"). Pursuant to the Merger, the public stockholders of the Company who did not tender their Shares in the Offer and who do not seek appraisal of their Shares pursuant to the applicable provisions of Delaware law will have their Shares converted into the right to receive the same $23.00 per Share.

                  A copy of the press release issued in connection with the acceptance by the Company and Merger Subsidiary of Shares pursuant to the Offer is filed herewith as Exhibit 50 and is incorporated herein by reference.

                  In connection with the Offer and the Merger, the Company and certain of its subsidiaries have entered into a senior secured credit facility (the "Senior Credit Facility") in the amount of $250 million with a syndicate of banks and other lenders arranged and managed by Bankers Trust Company ("BTCo"), as administrative agent, sole lead arranger and book manager. The Senior Credit Facility is comprised of (i) $180 million of term loans divided into two primary tranches ("Tranche A Term Loans" and "Tranche B Term Loans," respectively, and, collectively, the "Term Loans"), and (ii) $70 million of revolving credit facilities (collectively, the "Revolving Credit Facility"). The Tranche A Term Loans are divided into three subtranches and the Tranche B Term Loans are divided into two subtranches, so that certain borrowings may be incurred by the Borrowers (as defined herein) using foreign currencies and/or foreign banks. The borrowers (the "Borrowers") under the Senior Credit Facility are the following subsidiaries of the Company: The Gleason Works, Gleason Germany (Holdings ) GmbH, Gleason International Marketing Corporation and Gleason Works (Holdings) Limited.

                  The Term Loans have a maturity of six years in the case of Tranche A Term Loans and eight years in the case of Tranche B Term Loans. The Revolving Credit Facility has a term of six years and may be used for working capital and other general corporate purposes of the Company and its subsidiaries. Of the $70 million total amount of credit extensions permitted to be outstanding at any time under the Revolving Credit Facility, up to $40 million may be in the form of loans ("Revolving Credit Loans") and up to $35 million may be in the form of letters of credit and/or bank guarantees. The Revolving Credit Facility also contains a subfacility for swingline loans provided by BTCo. The full amount of the Revolving Credit Facility is available in U.S. Dollars, Euros, Deutsche Marks and/or Sterling Pounds. Prior to the later of June 30, 2000 and the consummation of the Merger, loans outstanding under the Revolving Credit Facility are limited to $25 million in the aggregate.

                  In general, loans under the Senior Credit Facility bear interest at a fluctuating rate per annum equal to the sum of (i) the applicable LIBOR rate (the applicable EURIBOR rate in the case of loans denominated in foreign currencies) or, at the Company's election in the case of U.S. Dollar denominated loans, BTCo's base rate, plus (ii) a margin
(A) in the case of Tranche A Term Loans and Revolving Credit Loans, ranging from 2.00% to 3.25% (1% to 2.25% in the case of base rate loans), depending on the ratio (the "Leverage Ratio") from time to time of the Company's consolidated total indebtedness (defined to exclude letters of credit and bank guaranties, unless drawn upon) to consolidated EBITDA for the trailing four quarters, and (B) in the case of Tranche B Term Loans, equal to 3.50%. The initial margin for Tranche A Term Loans and Revolving Credit Loans is 3.00% (2.00% in the case of any such loans that are base rate loans).

                  In addition, the Company and the Borrowers will pay certain fees in connection with the Senior Credit Facility, including, without limitation, (i) agency fees and (ii) commitment fees. The commitment fees accrue on the unutilized total commitments under the Revolving Credit Facility at a per annum rate ranging from 0.50% and 0.375% depending on the Leverage Ratio and is initially 0.50%.

                  Merger Subsidiary and Acquisition Company have entered into a senior secured credit facility (the "Merger Sub Credit Facility") in the amount of up to $61.5 million with a syndicate of banks and other lenders arranged and managed by BTCo, as administrative agent, sole lead arranger and book manager. The Merger Sub Credit Facility is comprised solely of term loans (the "Merger Sub Loans").

                  The proceeds of the approximately $58.5 million of Merger Sub Loans incurred on the closing date were used by Merger Subsidiary to acquire Shares pursuant to the Offer. The proceeds of loans incurred after the closing date shall only be used to pay interest on previously outstanding Merger Sub Loans and commitment fees. The Merger Sub Loans have a maturity date that is the earlier of (i) the date of the consummation of the Merger and (ii) the 180th day following the date of the initial borrowing under the Merger Sub Credit Facility. To the extent repaid, the Merger Sub Loans may not be reborrowed. Merger Sub Loans bear interest at a fluctuating rate per annum equal to the sum of (i) the applicable LIBOR rate or, at Merger Subsidiary's election, BTCo's base rate, plus (ii) a margin of (A) 3.50% in the case of LIBOR loans and (B) 2.50% in the case of base rate loans.

                  In addition, Merger Subsidiary will pay commitment fees that accrue on the unutilized total commitments under the Merger Sub Credit Facility at a per annum rate of 0.50%.

                  Copies of the Senior Credit Facility and the Merger Sub Credit Facility are filed herewith as Exhibits 51 and 52, respectively, and are incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented as follows:

JAMES S. GLEASON

                  (a) Mr. Gleason beneficially owns 416,600 shares of Common Stock (including 258,200 shares issuable upon the exercise of presently exercisable options), constituting approximately 4.8% of the Common Stock outstanding as of February 23, 2000.

                  (b) Mr. Gleason has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

                  (c) On February 18, 2000, (i) in accordance with the provisions of the Non-Statutory Stock Option Agreement, dated February 28, 1990, Mr. Gleason exercised all of his options granted February 21, 1990 for 18,300 shares of Common Stock, in connection with which the Company issued 6,696 shares of Common Stock to Mr. Gleason, representing the 18,300 shares less (A) 7,707 shares deemed delivered by Mr. Gleason as payment for such options and (B) 3,897 shares withheld to pay applicable withholding taxes, and (ii) in accordance with the provisions of the Incentive Stock Option Agreement, dated February 28, 1990, Mr. Gleason exercised all of his options granted February 21, 1990 for 10,300 shares of Common Stock in connection with which the Company issued 5,962 shares of Common Stock to Mr. Gleason, representing the 10,300 shares less 4,338 shares deemed delivered by Mr. Gleason as payment for such options.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented as follows:

                   In connection with the Offer, Acquisition Company and Merger Subsidiary have entered into the Assignment and Assumption Agreement, pursuant to which Acquisition Company assigned to Merger Subsidiary, and Merger Subsidiary assumed, all of Acquisition Company's rights and obligations to purchase all Shares which Acquisition Company was obligated to purchase pursuant to the Offer. Acquisition Company has made a capital contribution to Merger Subsidiary in order to enable Merger Subsidiary to purchase the Shares Acquisition Company had planned to purchase. A copy of the Assignment and Assumption Agreement is attached hereto as Exhibit 49.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented as follows:

49 Assignment and Assumption Agreement, dated as of February 17, 2000, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., and Torque Merger Sub, Inc.

50 Text of Press Release of Gleason Corporation, dated February 18, 2000 (attached as Exhibit 99.3 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).

51 Credit Agreement, dated as of February 17, 2000, among Gleason Corporation, The Gleason Works, Gleason Germany (Holdings) GmbH, Gleason Works (Holdings) Limited, Gleason International Marketing Corporation, Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit 99.1 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).

52 Credit Agreement, dated as of February 17, 2000, among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc., Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit
                  99.2 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).


                                 SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2000


                                            /s/ James S. Gleason
                                            --------------------------------
                                            James S. Gleason


                                            /s/ Janis F. Gleason
                                            --------------------------------
                                            Janis F. Gleason


                                            /s/ David J. Burns
                                            --------------------------------
                                            David J. Burns


                                            /s/ John J. Perrotti
                                            --------------------------------
                                            John J. Perrotti


                                            /s/ John J. Perrotti
                                            --------------------------------
                                            John J. Perrotti,
                                            as Custodian for Jason Perrotti
                                            under the New York Uniform Gift
                                            to Minors Act


                                            /s/ John J. Perrotti
                                            --------------------------------
                                            John J. Perrotti,
                                            as Custodian for Christine J.
                                            Perrotti under the New York
                                            Uniform Gift to Minors Act


                                            /s/ Edward J. Pelta
                                            --------------------------------
                                            Edward J. Pelta


                                            /s/ John W. Pysnack
                                            --------------------------------
                                            John W. Pysnack


                                            /s/ Gary J. Kimmet
                                            --------------------------------
                                            Gary J. Kimmet


                                            The GST Exempt Trust for the
                                            benefit of James S. Gleason
                                            under Article Third (E) of the
                                            Trust Under Agreement dated
                                            March 8, 1989, with Lawrence C.
                                            Gleason

                                            /s/ Tracy R. Gleason
                                            --------------------------------
                                            Tracy R. Gleason, Successor Trustee


                                            The Non Exempt Trust for the
                                            benefit of James S. Gleason under
                                            Article Third (F) of the Trust
                                            Under Agreement dated March 8,
                                            1989, with Lawrence C. Gleason

                                            /s/ Tracy R. Gleason
                                            --------------------------------
                                            Tracy R. Gleason, Successor Trustee


                                            TORQUE ACQUISITION CO., L.L.C.

                                            By:/s/ Sander M. Levy
                                            --------------------------------
                                            Name: Sander M. Levy
                                            Title:   President

                                            TORQUE MERGER SUB, INC.

                                            By:/s/ Sander M. Levy
                                            --------------------------------
                                            Name: Sander M. Levy
                                            Title:   President



                               EXHIBIT INDEX

49 Assignment and Assumption Agreement, dated as of February 17, 2000, by and among Gleason Corporation, Torque Acquisition Co., L.L.C., and Torque Merger Sub, Inc.

50 Text of Press Release of Gleason Corporation, dated February 18, 2000 (attached as Exhibit 99.3 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).

51 Credit Agreement, dated as of February 17, 2000, among Gleason Corporation, The Gleason Works, Gleason Germany (Holdings) GmbH, Gleason Works (Holdings) Limited, Gleason International Marketing Corporation, Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit 99.1 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).

52 Credit Agreement, dated as of February 17, 2000, among Torque Acquisition Co., L.L.C., Torque Merger Sub, Inc., Various Banks, Bankers Trust Company, as Administrative Agent, Lead Arranger and Book Manager, and The Bank of Nova Scotia, as Syndication Agent (attached as Exhibit
                  99.2 to the Form 8-K of Gleason Corporation filed on February 23, 2000, and incorporated herein by reference).